EXHIBIT 99.1

Property conveyance agreement

Contract No.: SXHY-FX (202510 02)

Party A 1: Shenzhen Four Divisions Global Industrial Operation Co., Ltd

Tel.: + 86-27-87303888

Email: IR@dunxin.us

Party A 2：EASON TECHNOLOGY LIMITED

Email: MarkXU@dunxin.us

Party B: Hubei Huafa Group Co., LTD

Address: No.1, Lianhua Road, Chengguan Town, YingShan County, Xiaogan City, Hubei Province

E-mail:Jinzhengyang@126.com

This Real Estate Transfer Agreement (hereinafter referred to as the "Agreement") is signed by [Shenzhen Four Divisions Global Industrial Operation Co., Ltd] ("Party A 1", hereinafter referred to as "sixiang huanyu")、Eason Technology Limited("Party A 2", hereinafter referred to as "Eason Technology ") and Hubei Huafa Group Co., Ltd. ("Party B") .

in view of

PartyA 1 is a limited liability company investing in industries, and a subsidiary of PartyA 2（Eason Technology Limited：stock code NYSE: DXF）, a company listed on the NYSE market. Party B holds a real estate located in Yingshan County, Huanggang City, China.

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Now Party A 1、Party A 2 intends to expend the business of medical and health center through the purchase of the real estate held by Party B.

In order to clarify the rights and obligations of both parties, Party A 1、 Party A 2 and Party B shall, on the basis of equal, voluntary and friendly negotiation, reach the following agreement on matters related to the asset transaction for both parties to abide by.

Article 1 The underlying assets of the transaction

1.1 The underlying asset of the transaction is No. 42 Shanghebai Lane, Wenquan Town, Yingshan County, Shengshi Jiayuan HR-5 Building, No. 101 and No. 201 (hereinafter referred to as "the Real Estate"), and the house is used for commercial services.

1.2 Property right area: the construction area is 2537.55 square meters (subject to the final real estate right certificate).

Article 2 Transaction mode and transaction consideration

2.1 Both parties agree through negotiation that Party A 1、 Party A 2 shall purchase the immovable property held by Party B by issuing DXF non-restricted shares to Party B (including other entities designated by Party B). As agreed upon by both parties, the total transaction consideration of the underlying assets is RMB 24,629,000 yuan (see the Appraisal Report No.477 Huanghai Fangguaizi [2025] by Huanggang Haizheng Real Estate Appraisal Co., Ltd for details).

2.2 The parties agree by negotiation that Party A 1、 Party A 2 shall issue DXF shares (adr) to [ ] and the number of common shares is [ ] shares in accordance with the corresponding proportion of ADR and common shares. The specific basis is as follows:

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2.2.1 In this transaction, the transaction consideration of the underlying assets shall be based on the appraisal value contained in the Appraisal Report No.477 Huanghai Fangguaizi [2025] by Huanggang Haizheng Real Estate Appraisal Co., Ltd, an asset appraisal institution that meets the requirements of relevant laws and regulations, and shall be determined by both parties through negotiation.

2.2.2 As agreed by both parties, the issue price of the target Shares (ADR) shall be [ ] of the average closing price of Party A 1、 Party A 2 within the 10 trading days prior to the signing of this Agreement, that is, US $3 per ADR.

2.3 Party A 1、 Party A 2 shall issue shares to Party B or the entity designated by Party B (hereinafter referred to as the "receiver"), and the details of the receivers account shall be separately confirmed by both parties in writing.

Article 3 Delivery

3.1 Under the terms and conditions of this Agreement, the completion of the Transaction ("Closing") shall be completed at the location determined by the parties and may be completed remotely by exchange of documents and signatures (or electronic copies thereof).

3.2 Delivery and Deliverables.

(A) Upon closing, Party B shall deliver the following contents to Party A 1、 Party A 2:

(I) Certificate of land use right and immovable property right of Party A 1、 Party A 2 (or other subject designated by Party A 1、 Party A 2) as the owner;

(Ii) other customary assignments, assumptions, documents or documents in other forms and substance required for the implementation of this Agreement to the reasonable satisfaction of Party A 1、 Party A 2.

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(B) Upon closing, Party A 1、 Party A 2 shall deliver to Party B the following contents:

(I) signed a power of attorney for transfer to issue shares to the receiver.

Article 4 Representative and guarantee

4.1 Party B represents and warrants to Party A 1、 Party A 2 unless otherwise disclosed (orally or in writing):

i.	second party:

Has full authority and perform its obligations under this Agreement.

ii.	The execution, delivery and performance of this Agreement did not result and will not result in any of the following provisions:

a.	Any regulation, law, writ, order, rule or regulation applicable to any governmental authority of Party B;

b.	Any judgment, injunction, decree or order applicable to Party B;

c.	Any important contract, deed, mortgage, loan, note, lease or other instrument by which Party B may be bound by or by any of its assets.

iii.

Party B signs or performs this Agreement (Party B (or its affiliates) except to Party A 1、 Party A 2 (or its affiliates) without any notice, registration, consent or approval or any other action of Party B.

iv.

Party B (or its affiliates) is the legal owner of the land, and the land and land use right are not subject to any prior sale, transfer, transfer or participation, or any transfer, transfer, transfer or participation agreement.

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v.

The right to the use of the land is unrestricted, without any lien, mortgage, security interest, pledge, fees, encumbrances, equitable interest or any other right, claim or interest claimed by any third party (collectively, "lien") that may adversely affect the full enjoyment and transfer of the right to the use of the land.

vi.	Party B is a "non-American" as defined in Regulation S. Party B further makes representations and warranties to Party A 1、 Party A 2 as specified in Appendix A.

vii.

Party B understands that the issuance and sale of shares depends on the registration exemption of the federal and state securities laws of the United States, and that Party A 1、 Party A 2 relies on the representations, warranties, agreements, confirmation and understandings of Party B to determine the availability of such exemptions and the qualification of Party B to acquire the shares.

viii.

Party B understands that the shares must be held indefinitely unless the shares are registered under the Securities Act or are exempt from registration. Party B acknowledges that Party B is familiar with the Rules 144 and Rules 144 of the Commission, amend and promulgate in accordance with the Securities Act ("Rule 144"), such persons have recommended that Rules 144 and Rules 144 shall only, if applicable, allow resale in certain circumstances. Party B understands that in the absence of Rule 144 or Rule 144A, it will not be able to sell any shares without registration under the Securities Act or where exemption from other registration requirements exist.

4.2 Party A 1、 Party A 2 warrants to Party B that, unless otherwise disclosed (orally or in written) at or before the signing of this Agreement, Party A 1、 Party A 2:

i.	Be duly organized and valid in accordance with the laws within the jurisdiction of the company;

ii.	Has full authority and perform its obligations under this Agreement.

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Article 5 breach of contract

5.1 After this Agreement comes into force, Party A 1、 Party A 2 and Party B shall strictly perform all obligations agreed herein in good faith. If either party fails to perform its obligations hereunder or fails to perform its obligations hereunder, it shall be deemed as a breach of contract. Unless otherwise agreed herein, the parties shall compensate the other party for the losses suffered, including but not limited to actual losses, expected losses, attorneys fees, transportation expenses, travel expenses, etc.

5.2 If Party B delays in delivering the goods, it shall pay Party A 1、 Party A 2 a liquidated damages of 1 / 10,000 of the transfer price every day starting from the overdue date.

Article 6. Settlement of disputes

6.1 Any dispute arising from the interpretation and performance of this Agreement shall be settled through friendly negotiation. If the settlement cannot be reached through friendly negotiation, both parties shall choose one of the following ways:

(1) The dispute shall be submitted to the arbitration commission registered by the parties concerned and conducted in accordance with its arbitration rules. The arbitral award shall be final and binding on both parties.

(2) bringing a lawsuit to the peoples court that has jurisdiction.

Article 7 Force Majeure

7.1 For the purposes of this Agreement, force majeure means: earthquake, storm, flood or other natural disasters, plague, war, riot, riot, hostilities, public disturbances, acts of the public, enemy, government or public organs, changes in national laws and regulations, policy adjustments of either Party A 1、 Party A 2re unpredictable, unavoidable or overcome.

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7.2 If the force majeure event causes either party to perform its obligations under the Contract, the obligations shall be suspended in the presence of the force majeure event, and the period for performance of the obligations shall be automatically extended according to the suspension period.

7.3 The party encountering force majeure shall, notify the other party in writing within 15 days after the occurrence of the force majeure event, provide the other party with appropriate proof of the occurrence and the duration of the event, and do its best to terminate the force majeure event or reduce its impact.

7.4 In case of a force majeure event, both parties shall immediately negotiate to seek a fair solution and make every reasonable effort to mitigate the impact of the force majeure event.

Article 8 Change and termination of the agreement

8.1 After this Agreement comes into force, neither party shall change this Agreement without the written consent of both parties. If it is necessary to change the terms of this Agreement or sign a supplementary agreement on matters not covered herein, both parties shall reach an agreement and sign a written document.

Article 9 Supplementary Provisions

9.1 In case of any conflict between any document formed before the signing of this Agreement and this Agreement, this Agreement shall prevail.

9.2 The following annexes constitute an integral part of this Agreement and have the same effect as this Agreement:

Annex I: Evaluation Report [2025] No.477.

9.3 This Agreement shall be determined on the date of signature and seal by the legal representatives or responsible persons or authorized representatives of both parties.

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9.4 This Agreement is made in quadruplicate, with two copies for Party A 1、 Party A 2 and two copies for both parties. In case of any conflict between the Chinese and English versions, the English version shall prevail.

(The following has no text, is the signing page of the Real ty Transfer Agreement)

Party A 1、 Party A 2 (seal):

Client or Authorized Representative (signature):

date of signing:

Party B (seal):

Legal representative or authorized representative (signature):

date of signing:

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Exhibit A.

NON U.S. PERSON REPRESENTATIONS

Non-US subject statement

Party B indicating that it is not a U.S. person, severally and not jointly, further represents and warrants to Party A1 as follows:

1.	At the time of (a) the offer by P arty A and (b) the acceptance of the offer by such person or entity, of the Units, such person or entity was outside the United States.

2.

Such person or entity is acquiring the Units for such Shareholder’s own account, for investment and not for distribution or resale to others and is not purchasing the Units for the account or benefit of any U.S. person, or with a view towards distribution to any U.S. person, in violation of the registration requirements of the Securities Act.

3.

Such person or entity will make all subsequent offers and sales of the Units either (x) outside of the United States in compliance with Regulation S; (y) pursuant to a registration under the Securities Act; or (z) pursuant to an available exemption from registration under the Securities Act. Specifically, such person or entity will not resell the Units to any U.S. person or within the United States prior to the expiration of a period commencing on the Closing Date and ending on the date that is six months thereafter (the “Distribution Compliance Period”), except pursuant to registration under the Securities Act or an exemption from registration under the Securities Act.

4.

Such person or entity has no present plan or intention to sell the Units in the United States or to a U.S. person at any predetermined time, has made no predetermined arrangements to sell the Units and is not acting as a Distributor of such securities.

This person or enterprise currently has no plans or plans to sell

5.

Neither such person or entity, its Affiliates nor any Person acting on behalf of such person or entity, has entered into, has the intention of entering into, or will enter into any put option, short position or other similar instrument or position in the U.S. with respect to the Units at any time after the Closing Date through the Distribution Compliance Period except in compliance with the Securities Act.

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6.

Such person or entity consents to the placement of a legend on any certificate or other document evidencing the Units substantially in the form that each of the Shares underlying the Units shall be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required by applicable state securities or “blue sky” laws).

THESE SECURITIES REPRESENTED BY THIS CERTIFICATE (THE “SECURITIES”) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THE SECURITIES WERE ISSUED IN A TRANSACTION EXEMPT FROM THE REGISTRATION REDISTRICTIREMENTS OF THE SECURITIES ACT PURSUANT TO REGULATION S PROMULGATED UNDER IT. THE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES LAWS OR THE COMPANY SHALL HAVE RECEIVED AN OPINION OF COUNSEL THAT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT IS NOT REDISTRICTIRED. FURTHER, HEDGING TRANSACTIONS WITH REGARD TO THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

7.

Such person or entity is not acquiring the Units in a transaction (or an element of a series of transactions) that is part of any plan or scheme to evade the registration provisions of the Securities Act.

8.

Such person or entity has sufficient knowledge and experience in finance, securities, investments and other business matters to be able to protect such person’s or entity’s interests in connection with the transactions contemplated by this Agreement.

9.	Such person or entity has consulted, to the extent that it has deemed necessary, with its tax, legal, accounting and financial advisors concerning its investment in the Units .

10.

Such person or entity understands the various risks of an investment in the Units and can afford to bear such risks for an indefinite period of time, including, without limitation, the risk of losing its entire investment in the Units.

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11.

Such person or entity has had access to P arty A’s publicly filed reports with the SEC and has been furnished during the course of the transactions contemplated by this Agreement with all other public information regarding P arty A that such person or entity has requested and all such public information is sufficient for such person or entity to evaluate the risks of investing in the Units .

12.	Such person or entity has been afforded the opportunity to ask questions of and receive answers concerning P arty A and the terms and conditions of the issuance of the Units .

13.

Such person or entity is not relying on any representations and warranties concerning P arty A made by P arty A or any officer, employee or agent of P arty A1, other than those contained in this Agreement.

14.

Such person or entity will not sell or otherwise transfer the Units unless either (A) the transfer of such securities is registered under the Securities Act or (B) an exemption from registration of such securities is available.

15.

Such person or entity represents that the address furnished on its signature page to this Agreement is the principal residence if he is an individual or its principal business address if it is a corporation or other entity.

16.

Such person or entity understands and acknowledges that the Units have not been recommended by any federal or state securities commission or regulatory authority, that the foregoing authorities have not confirmed the accuracy or determined the adequacy of any information concerning P arty A that has been supplied to such person or entity and that any representation to the contrary is a criminal offense.

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